United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



 [ X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999


                                       OR


 [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934


                          Commission file number 1-7784


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203


                           -------------------------



                          Independent Auditors' Report

The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Century Telephone Enterprises, Inc. Dollars and Sense Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 27, 2000



                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                 Statement of Net Assets Available for Benefits
                           December 31, 1999 and 1998

                                                         1999            1998
-------------------------------------------------------------------------------

PLAN ASSETS
     Investments, at fair value                  $ 226,743,026     210,790,176
     Cash                                                    -       1,117,790
     Contributions receivable - employer                50,814         687,035
     Contributions receivable - participants                 -          22,103
     Receivables, other                                  4,103               -
-----------------------------------------------------------------------------

TOTAL ASSETS                                       227,097,943     212,617,104
------------------------------------------------------------------------------

PLAN LIABILITIES
     Cash overdraft                                     54,632               -
------------------------------------------------------------------------------

TOTAL LIABILITIES                                       54,632               -
------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                $ 227,043,311     212,617,104
==============================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 1999

----------------------------------------------------------------------------

Additions to net assets:
Investment income
    Net appreciation in fair value of investments:
      Mutual funds                                           $     5,207,231
      Common stocks                                                6,242,464
    Dividend and other income                                     11,156,670
    Interest income                                                  726,586
----------------------------------------------------------------------------
       Net investment income                                      23,332,951
----------------------------------------------------------------------------

Contributions:
    Participants                                                  11,367,178
    Company                                                        4,468,487
----------------------------------------------------------------------------
       Total contributions                                        15,835,665
----------------------------------------------------------------------------

       Total additions                                            39,168,616
----------------------------------------------------------------------------

Deductions from net assets:
    Participant withdrawals                                       19,534,716
    Transfer to divested subsidiary's plan                         5,059,139
    Other, net                                                       148,554
----------------------------------------------------------------------------
       Total deductions                                           24,742,409
----------------------------------------------------------------------------

Net increase                                                      14,426,207
----------------------------------------------------------------------------

Net assets available for benefits:
    Beginning of year                                            212,617,104
----------------------------------------------------------------------------

    End of year                                              $   227,043,311
============================================================================

See accompanying notes to financial statements.


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                                December 31, 1999


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The Century Telephone Enterprises, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

      In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year's presentation.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee of CenturyTel, Inc. and its participating subsidiaries (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and twelve percent of compensation. The percentage of compensation a participant elects to defer applies to the participant's base pay plus certain incentive compensation received, including certain cash bonuses, commissions, and lump sums granted in lieu of pay increases. The amount of compensation deferred by each participant is credited to an account (Participant Contribution Account) maintained for each participant by the Trustee. The Participant Contribution Account is self-directed.

      As of the end of each payroll period, the Company contributes to an account (Employer Contribution Account) for each participant a contribution equal to 55% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Contribution Account). Company contributions may be made in cash or CenturyTel, Inc. Common Stock (CenturyTel Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of CenturyTel Common Stock.

      During 1999, the Company contributed $4,468,487 to the Plan, of which $4,117,673 related to contributions made to the Employer Contribution Account and $350,814 related to contributions made to the Additional Match Contribution Account.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

      The interest of a participant in his Participant Contribution Account, his Participant Rollover Account, his Employer Contribution Account and his Additional Match Contribution Account is fully vested and non-forfeitable at all times.

      Reports to Participants

      All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. In addition, a withdrawal may be made from a Participant Contribution Account or a Participant Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, or the prevention of eviction or foreclosure from the Participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

      Trustee

      The Trustee of the Plan, as of December 31, 1999, was Merrill Lynch Trust Company, FSB (Merrill Lynch). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Market Value Determination

      Investments in CenturyTel Common Stock are valued at the closing market quote on December 31, 1999 and 1998, respectively.Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding which approximates market value.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants as of December 31, 1999:

     (a) CenturyTel Common Stock Fund - consists primarily of shares of CenturyTel Common Stock ($112,022,408 and $95,609,614 at December 31, 1999 and 1998, respectively).

     (b) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($40,082,688 and $39,094,971 at December 31, 1999 and 1998,
           respectively).

     (c) Asset Allocation Fund - consists primarily of investments in common stocks, U.S. Treasury bonds and money market instruments ($22,073,760 and $24,636,440 at December 31, 1999 and 1998, respectively).

     (d) Loan Fund - represents loans to participants from the participants' investment accounts ($7,252,283 and $6,934,947 at December 31, 1999 and 1998, respectively).

     (e) Bond Index Fund - consists primarily of investments in government and corporate bonds ($3,511,334 and $4,907,828 at December 31, 1999 and 1998, respectively).

     (f) Lifepath 2000 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2000 ($419,536 and $536,167 at December 31, 1999 and 1998, respectively).

     (g) Lifepath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010
           ($2,332,692   and   $2,450,427   at  December   31,  1999  and  1998,
           respectively).

     (h) Lifepath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020
           ($1,729,839   and   $1,921,731   at  December   31,  1999  and  1998,
           respectively).

     (i) Lifepath 2030 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030
           ($1,637,234   and   $1,617,350   at  December   31,  1999  and  1998,
           respectively).

     (j) Lifepath 2040 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($3,799,135 and $3,374,821 of assets at December 31, 1999 and 1998, respectively).

     (k) Wells Fargo Large Company Growth Fund - consists primarily of invest-ments in common stocks ($17,098,050 and $13,334,550 at December 31, 1999 and 1998, respectively).

     (l) Retirement Reserves Money Fund - consists primarily of investments in various money market instruments ($14,784,067 at December 31, 1999).

      A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, a participant can only change his contribution percentage on a quarterly basis.

      All amounts allocated to a participant's Employer Contribution Account are invested in the CenturyTel Common Stock Fund. Participants who have not attained age 55 have no power to transfer amounts in the Employer Contribution Account to an investment fund other than the CenturyTel Common Stock Fund. Participants who have attained age 55 may redirect the investment of the balance in their Employer Contribution Account.

(3)   INCOME TAXES

      The Plan and related  trust meet the  necessary  requirements  of Internal
      Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code
      Section 501(a). A favorable determination letter was received in July 1996 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Barclays Global Fund Advisors (Barclays), Peregrine Capital Management (Peregrine) or Merrill Lynch. Merrill Lynch is the Trustee as defined by the Plan. Therefore, Barclays, Merrill Lynch and Peregrine qualify as parties-in-interest. Fees paid by the Company to Merrill Lynch for trustee, record keeping and other services amounted to $319,908 for the year ended December 31, 1999.

(5)   TRANSFER TO DIVESTED SUBSIDIARY'S PLAN

      On May 14, 1999 the Company sold substantially all of its Alaska-based operations. In connection with the sale, the Plan assets attributable to the Alaska employees were transferred out of the Plan through a plan-to-plan transaction. The total Plan account balances and outstanding loans transferred out was $5,059,139.

(6)   CONCENTRATION OF INVESTMENTS

      As of December 31, 1999 and 1998, 49.3% and 45.0%, respectively, of the net assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining net assets available for benefits were invested in mutual funds managed by Merrill Lynch, Barclays or Peregrine.

(7)   COMPANY/PARTICIPANT DIRECTED FUNDS

      The CenturyTel Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

      The following tables set forth information related to the CenturyTel Common Stock Fund's assets available for benefits as of December 31, 1999 and 1998 and the changes in such assets for the year ended December 31, 1999.


December 31,                                             1999            1998
------------------------------------------------------------------------------

PLAN ASSETS
    Investments                                  $ 112,022,408      95,609,614
    Cash                                                     -       1,117,790
    Contributions receivable - employer                350,814         687,035
    Contributions receivable - participant                   -           7,055
------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                    $ 112,373,222      97,421,494
==============================================================================

                                                             For the year ended
                                                              December 31, 1999
-------------------------------------------------------------------------------

Additions to assets:
Investment income
    Net appreciation in fair value of investments              $    6,242,464
    Other income                                                      356,630
    Interest income                                                   177,285
-------------------------------------------------------------------------------
       Net investment income                                        6,776,379
-------------------------------------------------------------------------------

Contributions:
    Participants                                                    3,863,448
    Company                                                         4,468,487
-------------------------------------------------------------------------------
       Total contributions                                          8,331,935
-------------------------------------------------------------------------------
       Total additions                                             15,108,314
-------------------------------------------------------------------------------

Deductions from assets:
    Participant withdrawals                                         7,582,426
    Transfer to divested subsidiary's plan                            675,431
    Other, net                                                         55,403
-------------------------------------------------------------------------------
       Total deductions                                             8,313,260
-------------------------------------------------------------------------------

Net increase prior to interfund transfers                           6,795,054

Interfund transfers                                                 8,156,674
-------------------------------------------------------------------------------

Net increase                                                       14,951,728
-------------------------------------------------------------------------------

Net assets available for benefits:

    Beginning of year                                              97,421,494
-------------------------------------------------------------------------------

    End of year                                                $  112,373,222
===============================================================================



 (8)  SUBSEQUENT EVENT (UNAUDITED)

      Subsequent to December 31, 1999, the Company entered into an agreement with T. Rowe Price Associates, Inc. to replace Merrill Lynch as Trustee of the Plan effective September 1, 2000.


                                                                     Schedule I

                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN


                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

                                                                                                Current
    Identity of issuer, borrower,           Description            Current                     Value Per
       lessor or similar party             of Investment            Value                     Unit/Share
--------------------------------------------------------------------------------------------------------

Investment in CenturyTel Common Stock     2,302,146   units/                                      48.660
                                          2,364,589   shares   $ 112,022,408    (Notes 1 & 2)     47.375
Loan Fund (interest rates
   ranged from 6.9% to 12%)               7,252,283   units        7,252,283                           -

Investments in Mutual Funds for
    Qualified Employee Benefit Plans
      Managed by Barclays:
       S & P 500 Stock Fund               1,482,896   units       40,082,688    (Note 1)           27.03
       Asset Allocation Fund              1,756,067   units       22,073,760    (Note 1)           12.57
       Bond Index Fund                      383,752   units        3,511,334                        9.15
       Lifepath 2000 Fund                    37,160   units          419,536                       11.29
       Lifepath 2010 Fund                   169,158   units        2,332,692                       13.79
       Lifepath 2020 Fund                   103,212   units        1,729,839                       16.76
       Lifepath 2030 Fund                    88,023   units        1,637,234                       18.60
       Lifepath 2040 Fund                   175,236   units        3,799,135                       21.68
Investments in Mutual Funds for
    Qualified Employee Benefit Plans
      Managed by Merrill Lynch:
       Retirement Reserves Money Fund    14,784,067   units       14,784,067    (Note 1)            1.00
Investments in Mutual Funds for
    Qualified Employee Benefit Plans
      Managed by Peregrine:
       Wells Fargo Large Company
         Growth Fund                        241,600   units       17,098,050    (Note 1)           70.77
------------------------------------------------------------------------------------------------------------
                                                               $ 226,743,026
============================================================================================================

The above data is based on information which has been certified as accurate and complete by the trustee, Merrill Lynch. Barclays, Merrill Lynch and Peregrine are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes:(1)  These investments are greater than 5% of assets available for benefits.

      (2) The CenturyTel Common Stock Fund is considered to be nonparticipant directed. The cost of the investment in CenturyTel Common Stock is $51,982,994.


                                                                   Schedule II
                       CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                       Schedule of Reportable Transactions

                      For the Year Ended December 31, 1999

                                                                                               Current Value of
                                                       Redemption                               Asset at Date of
                                          Purchase     or Selling  Lease   Expense    Cost of    Acquisition or      Net
      Description of Transaction           Price         Price     Rental  Incurred    Asset       Disposition    Gain (Loss)
-----------------------------------------------------------------------------------------------------------------------------
                                            (Note 1)

Category (3) - A series of transactions
---------------------------------------
  in excess of 5% of beginning of year
  ------------------------------------
  Plan assets available for benefits
  ------------------------------------

Investments in CenturyTel Common Stock
  (447 purchases, 419 sales)            $ 21,073,733   10,033,606    -         -     5,120,827      (Note 2)      4,912,779



The above data is based on information which has been certified as accurate and complete by the trustee, Merrill Lynch. Merrill Lynch is considered a party-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1)  The purchase price denotes cost and current value of the security on the transaction date.

       (2) Current value is substantially the same as purchase price or selling price of the security on the transaction date.



                                    SIGNATURE




 Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           Century Telephone Enterprises, Inc.
                                           Dollars and Sense Plan

                                          /s/ R. Stewart Ewing, Jr.
     July 12, 2000                         ___________________________
                                                 R. Stewart Ewing, Jr.
                                              Retirement Committee Member
                                               and Executive Officer of
                                               Issuer of Plan Securities






                        CENTURY TELEPHONE ENTERPRISES, INC.
                             DOLLARS AND SENSE PLAN

                                Index to Exhibit



      Exhibit
      Number
-------------------------------------------------------------------------------

       23.1       Independent Auditors' Consent




                          -----------------------------